SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fangdd Network Group Ltd.

(Name of Issuer)

Class A ordinary shares, $0.0000001 par value per share

(Title of Class of Securities)

30712L 109**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 30712L 109 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Market under the symbol “DUO.” Each ADS represents 25 Class A ordinary shares of the issuer.  No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Merlinano Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.0% (2)
12	Type of Reporting Person CO

(1)	Represents 12 Class A ordinary shares held by Merlinano Limited.
(2)	Calculation is based on a total of 1,996,169,081 ordinary shares (being the sum of 1,376,231,023 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of March 31, 2021 as reported in the Issuer’s 20-F filing filed with the Securities and Exchange Commission on March 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

1	Name of Reporting Person CDH Venture Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12 (3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12 (3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.0% (4)
12	Type of Reporting Person PN

(3)	Represents 12 Class A ordinary shares held by Merlinano Limited. Merlinano Limited is wholly owned by CDH Venture Partners II, L.P.
(4)	Calculation is based on a total of 1,996,169,081 ordinary shares (being the sum of 1,376,231,023 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of March 31, 2021 as reported in the Issuer’s 20-F filing filed with the Securities and Exchange Commission on March 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

1	Name of Reporting Person CDH Venture GP II Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 12 (5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 12 (5)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 12 (5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.0% (6)
12	Type of Reporting Person CO

(5)	Represents 12 Class A ordinary shares held by Merlinano Limited. Merlinano Limited is wholly owned by CDH Venture Partners II, L.P. CDH Venture GP II Company Limited is the general partner of CDH Venture Partners II, L.P.
(6)	Calculation is based on a total of 1,996,169,081 ordinary shares (being the sum of 1,376,231,023 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of March 31, 2021 as reported in the Issuer’s 20-F filing filed with the Securities and Exchange Commission on March 31, 2021. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1(a).	Name of Issuer: Fangdd Network Group Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
RM2403-2406, BLDG Qianhai Shimao, NO. 3040 Xinghai Avenue, Qianhai Shimao Tower, Qianhai Shenzhen-Hongkong Cooperation Zone, Nanshan District, Shenzhen 518066, People’s Republic of China

Item 2(a).	Name of Person Filing: (i) Merlinano Limited, (ii) CDH Venture Partners II, L.P., and (iii) CDH Venture GP II Company Limited. (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:
The addresses of the Reporting Persons are:

(i) Merlinano Limited

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(ii) CDH Venture Partners II, L.P.

(iii) CDH Venture GP II Company Limited

Ugland House, P.O. Box 309, George Town, Grand Cayman, KY1-1104, Cayman Islands

Item 2(c)	Citizenship: (i) Merlinano Limited - British Virgin Islands (ii) CDH Venture Partners II, L.P. - Cayman Islands (iii) CDH Venture GP II Company Limited - Cayman Islands

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.0000001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
30712L 109

This CUSIP number applies to the American depositary shares of the Issuer, each representing 25 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Percent of aggregate voting power(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote(3):	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Merlinano Limited	12	0.0%	0.0%	12	0	12	0
CDH Venture Partners II, L.P.	12	0.0%	0.0%	12	0	12	0
CDH Venture GP II Company Limited	12	0.0%	0.0%	12	0	12	0

(1)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,996,169,081 ordinary shares (being the sum of 1,376,231,023 Class A ordinary shares and 619,938,058 Class B ordinary shares) of the Issuer as a single class as of March 31, 2021 as reported in the Issuer’s 20-F filing filed with the Securities and Exchange Commission on March 31, 2021. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.
(2)	The percentage of voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, on all matters submitted to them for vote.
(3)	The voting and investment power of shares held by Merlinano Limited is exercised by the investment committee of CDH Venture GP II Company Limited, which consists of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu may be deemed to share beneficial ownership of the ordinary shares of the Issuer directly held by Merlinano Limited. Each of Yan Huang, William Hsu, Shuge Jiao and Shangzhi Wu disclaims beneficial ownership of all shares held by Merlinano Limited for the purposes of Sections 13(d) and 13(g) of the Act, except to the extent of their pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
See Item 2(a) in lieu of an exhibit.

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2022

Merlinano Limited

By:	/s/ William Hsu
Name:	William Hsu
Title:	Authorized Signatory

CDH Venture Partners II, L.P. By: CDH Venture GP II Company Limited

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director

CDH Venture GP II Company Limited

By:	/s/ William Hsu
Name:	William Hsu
Title:	Director